Filed by Salix Pharmaceuticals, Ltd.

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Salix Pharmaceuticals, Ltd.

(Commission File No.: 000-23265)

The following is the transcript of the second quarter 2014 earnings conference call of Salix Pharmaceuticals, Ltd.:

Operator: Please stand by, we’re about to begin. Good day, and welcome to the Salix Pharmaceuticals’ Second Quarter Earnings Call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Mr. Mike Freeman. Please go ahead.

Michael Freeman: Thank you. Good afternoon. Thank you for joining us today. With me are Carolyn Logan, President and Chief Executive Officer; Adam Derbyshire, Executive Vice President and Chief Financial Officer; and Bill Forbes, Executive Vice President, Medical and Research and Development and Chief Development Officer.

Adam will begin the presentation with a review of financial results for the second quarter of 2014. Carolyn will then review operations and key highlights for the quarter. And then, we will open up the call for appropriate questions.

Before I turn the call over to Adam, let me remind you that various remarks that management might make during this conference call about future expectations, plans and prospects for the company constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.

Actual results might differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in our press releases and SEC filings, including our Form 10-K for 2013. Specifically, the information in this conference call related to projections, development plans and other forward-looking statements is subject to this Safe Harbor.

Additionally, today, we will be, as usual, be using both GAAP and non-GAAP measures. We believe these non-GAAP measures might provide investors additional relevant information, in part, for purposes of historical comparison. In addition, we use these non-GAAP measures to analyze our performance in more detail and with better historical comparability.

However, you should be aware that non-GAAP measures are not superior to, nor a substitute for, the comparable GAAP measures, and these non-GAAP measures might not be comparable to similarly named measures disclosed by other companies. Please note that EBITDA is earnings before interest, taxes, depreciation, stock-based compensation expense and amortization.

The noncash charge in acquisition-related contingent consideration, onetime license and sales-based milestones payment, the cost of goods step-up for Santarus products and excluding transaction cost related to the Santarus acquisition and the pending merger with Cosmo Technologies Limited.

Non-GAAP net income is comprised of EBITDA, adjusted for cash interest expense and interest income, and a provision for income taxes based on non-GAAP income before tax. Non-GAAP EPS or non-GAAP income per share fully diluted is non-GAAP net income divided by outstanding shares on a diluted basis.

With that, let me turn the call over to Adam.

Adam Derbyshire: Thank you, Mike. I will start with the financial results for second quarter ended June 30, 2014. As a reminder, prior period results do not reflect the Santarus acquisition.

Total net product revenue was $382 million for the second quarter of 2014 compared to $235.4 million for the second quarter of 2013. Demand for our key products remained very strong in the quarter, with Xifaxan and Apriso prescriptions growing 23% and 25%, respectively, from the second quarter of last year.

However, product revenue for Xifaxan and Apriso was impacted by some inventory destocking in the wholesale channel during the second quarter of 2014, although less than the first quarter of 2014. Currently, we expect destocking may continue to a lesser degree in the third quarter and normalize in the fourth quarter.

Gross margin, excluding $54.9 million in amortization of product rights and intangible assets, a $16.2 million step-up in value of Santarus inventory in connection with the acquisition, and $5 million in sales-based milestones with 78.2% for the second quarter of 2014 compared to 80.2% for the second quarter of 2013.

The lower gross margin in the second quarter of 2014 was due primarily to the inclusion of sales of Glumetza, which carried lower gross margins than our other products. We expect gross margin of approximately 78% for the full year.

Research and development expenses were $39.2 million for the second quarter of 2014 compared to $45.2 million for the same period last year. As a percentage of total net product revenues, R&D expenses declined to 10.3% for the second quarter of 2014 from 19.2% for the same period a year ago.

Excluding $8.2 million of transaction and integration costs, selling, general and administrative expenses were $116.7 million for the second quarter of 2014 compared to $80.3 million for the same period last year. The increase was mainly due to higher personnel cost as a result of doubling our sales force in connection with the Santarus acquisition. As a percentage of total net product revenues, SG&A expenses declined to 30.5% for the second quarter of 2014 from 34.1% in the second quarter of 2013.

EBITDA for the second quarter of 2014 was $154.7 million compared to our guidance of $152.7 million and $82.2 million for the same period last year. For the second quarter of 2014, non-GAAP net income was $120 million, which was in line with our guidance.

As a result of the rise in our stock price between the announcement of our first quarter results and the close of the second quarter, the fully diluted share count increased to 75.5 million as compared to our guidance of 74 million shares. Consequently, adjusted EPS for the second quarter was $1.59 compared to $0.76 per share, fully diluted, for the same period a year ago.

GAAP net income for the second quarter of 2014 was $3.3 million or 4 cents per share fully diluted, compared to GAAP net income of $21 million or 32 cents per share fully diluted for the second quarter of 2013.

Turning to the balance sheet. Cash and cash equivalents were $435.3 million at June 30, 2014. We continue to focus on optimizing our cash flows to decrease our leverage with the goal of reducing our debt-to-EBITDA multiple from its current 4.9x to 3x within the next couple of years. This is down from 5.7x in early 2014. Additionally, we remain opportunistic with respect to business development opportunities.

Let’s now review our outlook for the third quarter and full year of 2014. We continue to experience considerable positive momentum in our business with several important developments realized over the last few months, giving us confidence in our ability to deliver growth in product revenue and profitability.

We expect total company product revenue for the third quarter of 2014 to be approximately $395 million. EBITDA, excluding transaction and integration expenses, are anticipated to be approximately $155 million. We also expect non-GAAP net income to be approximately $121 million or $1.53 per share fully diluted. This assumes a cash income tax rate of approximately 6% and a fully diluted share count of 79 million shares.

For the remainder of 2014, we expect revenue to continue to grow as prescription trends for our key products continue to demonstrate healthy growth and as the productivity of our digestive disease specialty sales force and expanded gastroenterology sales forces continues to ramp.

Historically, the fourth quarter is typically our strongest quarter, and we are expecting that to be the case this year as well. As such, we are reiterating our total net product revenue guidance of $1.6 billion for the full year.

For the full year, we also continue to expect EBITDA of approximately $650 million, excluding transaction and integration cost. We also continue to expect net income, on a non-GAAP basis, for 2014 to be approximately $475 million. Our non-GAAP EPS guidance for the full year, however, is expected to be approximately $6.16 per share fully diluted, as we are now assuming a higher fully diluted share count of 77 million shares compared to our prior guidance of 75 million shares.

Our full year guidance continues to assume a cash tax rate of approximately 12%. Because we cannot be certain of the timing of the closing of the Cosmo transaction, our 2014 guidance excludes any impact from Cosmo.

The current annualized run rates based on dollarizing June 2014 prescription data are approximately $712 million for Xifaxan, $124 million for Uceris, $159 million for Apriso, $227 million for Glumetza, $108 million for Zegerod, $99 million for Moviprep/Osmoprep, $45 million for Relistor and $76 million for Salix’s other products.

Long term, we remain optimistic about our business led by our currently marketed products and potential for additional indications for rifaximin and Relistor, as well as our new product development opportunities and our pending transaction with Cosmo Technologies Limited. Let me now turn the call over to Carolyn.

Carolyn Logan: Thank you, Adam. Since our last earnings call, we continued to see dramatic growth in our business and we’ve had one of the most productive periods since the company began commercial operations in 2001. We achieved a number of important milestones that enhanced our competitive position and expand our market opportunities.

During the quarter, we announced our pending transaction with Cosmo Technologies, the combination, which, of course, remains subject to regulatory review and other closing conditions, further reinforces our presence in our core gastroenterology therapeutic niche, with highly complementary products and creates an efficient corporate structure that should increase our profitability, enhance our business development opportunities and accelerate our long-term growth.

We hope this transaction will close in early to mid-November. We expect the transaction to be modestly accretive in 2016 and increasingly accretive thereafter, even before the contribution from any business development we might do in the next few years.

Moving on to business performance in the quarter. As Adam mentioned earlier, demands for our key products, Xifaxan 550, Apriso, Uceris and Relistor remained very healthy in the second quarter, posting strong year-over-year gains in prescriptions. We also are very encouraged by the acceleration in prescription growth for these products from the first quarter to the second quarter, signaling the positive impact from our new sales force structure.

Following the Santarus integration and extensive training, our expanded and restructured sales force is starting to really hit its stride. In just 5 months, our digestive disease specialty sales force has made progress in increasing our prescriber base, as well as increasing prescription growth.

We believe we are just beginning to realize the full value of our restructured sales organization. It takes about 6 to 9 months for a sales force to reach its full productivity, the impact of which we should see towards the end of this year. This should drive a strong fourth quarter and provide us with a lot of momentum as we exit the year and enter 2015.

On the product development side of the business, there’s been quite a lot of activity for us over the last few months. While we briefed you on a few of these developments at our Investor Day last month, let me provide you with a quick update on where we stand regarding a few pipeline products.

In terms of Xifaxan 550 for IBS-D, in early July, we announced a statistically significant outcome of TARGET 3 evaluating the efficacy of repeat treatment with Xifaxan 550 for irritable bowel syndrome with diarrhea. We’re very excited about being one step closer to potentially satisfying the FDA and receiving approval for this indication, which is a very big growth opportunity for us.

The data from TARGET 3 will provide the basis for our response to the March 8, 2011, FDA Complete Response Letter. We expect to submit our response by the end of this month, August 2014, after which the FDA will have 6 months to review our complete response to their Complete Response Letter.

We already have several patents for Xifaxan 550 specifically relating to IBS. And if it is approved for IBS, those patents will be listed in the Orange Book, further strengthening our intellectual property around this important product.

The company continued patient enrollment in its Phase II dose ranging study for rifaximin in SSD, which is being investigated for the prevention of complications of liver cirrhosis in subjects with early decompensated liver cirrhosis. We anticipate completing the enrollment process by the end of 2014.

Regarding rifaximin delayed-release, formerly known as EIR, which is being investigated for the treatment of active moderate Crohn’s disease. During the second quarter, we initiated patient enrollment for 2 Phase III, double-blind, 52-week studies comparing rifaximin delayed-release to placebo.

The studies will assess the efficacy and safety of this product for induction of clinical remission with endoscopic response at 16 weeks, followed by clinical and endoscopic remission at 52 weeks.

Moving on to Relistor. We are pleased that in June the FDA Advisory Committee recommended that observational studies be conducted on a post-marketing basis.

In July, the FDA Office of Drug Evaluation III or ODE3 granted Salix’s request that the FDA approve the Relistor subcutaneous injection, sNDA, for the treatment of opioid-induced constipation in patients with chronic non-cancer pain and directed Salix to submit certain information to the Division of Gastroenterology and Inborn Errors Products, also known as DGIEP.

On July 25, we submitted the requested information to the DGIEP. We currently expect a 2-month review in order to complete the label review and agree upon post-marketing commitments and requirements.

If Relistor subcutaneous injection is approved for the treatment of opioid-induced constipation in chronic non-cancer pain, this would increase the addressable patient population from 1 million in advanced illness to 11 million patients suffering from chronic pain and would expand the potential peak sales opportunity for this product from approximately 137 million to over 300 million.

Given this positive development on Relistor subcutaneous, we intend to meet with the FDA as soon as possible to discuss the path forward for Relistor Oral for the treatment of opioid-induced constipation in patients with chronic, non-cancer pain. The approval of the oral formulation should significantly expand the sales potential for our Relistor franchise to approximately $1.3 billion.

On July 16, Ruconest received FDA approval for the treatment of acute angioedema attacks in adults and adolescent patients with hereditary angioedema. We expect this product to launch in the fourth quarter of this year.

While we expect potential peak sales for this indication to be approximately $87 million, we’re interested in expanding the indication to prophylaxis and possibly investigating the use of RUCONEST to treat acute pancreatitis, which would greatly enhance the market opportunity for this drug.

Lastly, we look forward to receiving a decision from the FDA regarding marketing approval for Uceris rectal foam, that’s our budesonide rectal foam, by the PDUFA action date of September 15, 2014. If approved, this product will be the first and only budesonide rectal foam in the market.

Market research indicates that a foam product is more readily accepted by patients than conventional rectal deliveries. We expect potential peak year sales for Uceris rectal foam to be in excess of $150 million.

In closing, we’ve made tremendous progress in the execution of our strategy, solidifying Salix’s status as a leading US gastroenterology-focused specialty pharmaceutical company and creating opportunities to expand our digestive disease expertise into other key specialties.

Based on the potential of our currently marketed products combined with that of our ongoing product development efforts, we’re very excited about Salix’s future prospects and see tremendous opportunity to enhance value for our shareholders. We view all of these positive events as catalysts for Salix to amplify its growth in the years ahead.

With that, let me turn the call over to the operator so we can begin the question-and-answer session.

Operator: Thank you. If you would like to ask a question please signal by pressing star 1 on your telephone keypad. If you’re using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. A voice prompt on your phone line will indicate when your line is open. Again, press star 1 to ask a question.

And we’ll go first to Michael Faerm with Wells Fargo.

Michael Faerm: Hi, thank you for taking the question. First question is on the inventory movements this quarter. Could you talk a little bit more about what’s causing that and what the expectations are going forward for next quarter and beyond? You know, what might start to normalize that and when? And then I have one follow-up.

Adam Derbyshire: Yes. Yes, sure. Frankly, we really don’t know what’s causing it other than, you know, wholesalers are wanting to, you know, lower their overall inventories. But what we did is we built into our guidance for third quarter continued softening, to a lesser degree, of inventory levels and that normalizing in fourth quarter.

Michael Faerm: And so do you expect the revenues that did not happen in 2Q, do you expect those to sort of come back? Or those — are those gone because inventory levels are normalized at the new level?

Adam Derbyshire: Yes, again, we built in some softening of inventory levels into our third quarter guidance. And obviously, we’re sticking with our full year guidance of $1.6 billion.

Michael Faerm: Great. And just one follow-up regarding Cosmo. There’s been a lot of talk lately about potential changes to inversion laws that in the event, however, unlikely that may be that happens, what’s your view on the impact that could have on your deal, whether in terms of terms of the deal or timing of the deal?

Adam Derbyshire: I wouldn’t expect there to be any impact on the timing of the deal. We’re expecting it to close in early to mid-November. And obviously, there’s a lot of discussion going on and nothing is concrete at this point in time. So it’s business as usual in terms of pushing for a close.

Michael Faerm: And in terms of the terms of the deal? Is there any mechanism for changing up the terms of the deal in case anything unfavorable happens with the inversion laws?

Adam Derbyshire: Yes. I mean, we filed the merger agreement. I mean, it’s publicly available, and you will see in there that there are some terms in there that if legislation does change, that there are — or there are other factors that occur, then there’s the ability to not pursue the agreement.

Michael Faerm: Thank you.

Operator: We go next to Andrew, excuse me, Andrew Finkelstein with Susquehanna Financial Group.

Andrew Finkelstein: Thanks very much for taking the question. If I could follow up on the inventory a little bit more. You know, I know some of these things are difficult to predict, but, you know, maybe you could, you know, share a little bit more perspective on what investigation you’ve done with your customers and, you know, where things stand relative to IMA levels.

I think we discussed, last quarter, you try to keep these products in a pretty tight range of 10 to 12 weeks. You know, and looking over, you know, last quarter and this quarter, it seems, you know, that some of these products have come down, you know, relative to their run rates, you know, quite significantly.

I think, you know, seven weeks or so for Xifaxan, you know, many weeks for the purgatives and then, you know, up dramatically for Glumetza, you know, maybe by as much as, you know, six months’ worth of inventory.

So I was hoping you could share a little bit more color on what, you know, on a product-by-product basis. You know, some of them seem to be at very high inventory levels and some quite low. You know, where they individually stand, and then, you know, particularly with 3Q for Glumetza, you know, what you’re thinking happens there whether that comes down a lot? Thanks very much.

Adam Derbyshire: Yes, sure. I would expect that the Glumetza and Uceris will come down in third quarter. And then, as you can see, both with Apriso and Xifaxan, they did come more in line with demand. They didn’t quite get there, but we would expect that to continue to become more in line with demand in third quarter and then to normalize in fourth quarter.

Andrew Finkelstein: Well, I mean, specifically, where — what’s your sense of how much inventory is in the channel at this point? Is it within your contractual ranges or not?

Adam Derbyshire: Well, we don’t have IMAs. We don’t have any contracts.

Andrew Finkelstein: Okay. So you have nothing — so your 10 to 12 weeks are noncontractual? It’s just your goal?

Adam Derbyshire: Correct.

(Crosstalk)

Carolyn Logan: Santarus did have IMA agreements. And they had very, very little. So part of the uptick in Glumetza is that when we started with our increased sales force, we realized we didn’t have a lot of their products — a lot of Santarus products at retail pharmacies. So we did put a drive in to try to get more product in retail pharmacies so that when patients got prescriptions and went into pharmacies that, hopefully, drug would be available on the shelf.

Andrew Finkelstein: Terrific. That’s helpful. And then, just with the spending guidance, the calls for a big step-up quarter-on-quarter and R&D and kind of a steady step-up in 3Q and 4Q on SG&A. If you could just review a few of the factors, you know, the programs you’re starting up? Or what are the drivers there?

Adam Derbyshire: The big driver for R&D is the, you know, EIR program is up and running, so SSD has been running as well. So those are probably the key drivers in R&D. You know, SG&A is just continuing to have programs across the country; the digestive disease sales force continuing with promotion, especially for Xifaxan 550 for hepatic encephalopathy. And then, just, you know, obviously, the overall sales force being in place for, you know, for the full second half of the year.

Operator: Okay. We’ll go next to Jason Gerberry with Leerink Partners.

Jason Gerberry: Hi, thanks for taking the question. Just wondering if you guys can comment just in terms of on the Uceris IP and lifecycle expansion strategy front. Any new developments that might lead you to believe you might be able to extend the franchise beyond 2020?

And then, my second question just for Adam, I realize sequentially that the spend numbers are going up, but you lowered, I think, the R&D and SG&A guidance. Just wondering what the rationale there was. Was it more rapid pull-through on deal synergies? Or are there any cuts in certain areas?

Carolyn Logan: On the Uceris lifecycle strategy and lifecycle plan, Jason, we do have a corporate objective around that, that is due to our board by the end of this year. So we are very focused on that, and we are having meetings and discussions around things we could possibly do. So we will be finalizing that and presenting that to our board later. And then, the second…

Adam Derbyshire: And with respect to expenses, what we try to do is, when we first give guidance on R&D and SG&A, we try to build everything into it that could possibly happen, including anticipated business development and other things. So it’s pretty natural. I think we have a track record over the years of when we do first provide R&D and SG&A guidance, we typically hone in on that throughout the year and that — both of those numbers typically come down.

Operator: We go next to David Buck with Buckingham Research Group.

David Buck: For Adam, maybe a little bit more on, I guess, the topic of the day, which is inventories. What are your plans to get better clarity going forward? So we have more of a — is there anything you can do in terms of reaching out to customers?

Is the former target of, say, 12, 13 weeks just too high for the wholesalers without some type of contractual arrangement? And can you talk about whether there is any price increase activity of note during the quarter that we should be aware of for the second half of the year? And I guess, just in terms of the Cosmo deal. If it does close in early November, is that an accretive deal or neutral deal we use for 2015? Or is there a dilution with that timing of close?

Adam Derbyshire: Sure. So your first question, yes. I mean, obviously, we have — we’re in touch with our trade partners. But you’re right. I mean, I think, the reality of keeping that 3 months of inventory is no longer going to be the case. So they, again — they’re softening, and we can expect them to continue to soften some in third quarter and more so normalized in fourth quarter.

In terms of price increases, you said the second half of the year, so we haven’t had any. We had various price increases in early June, but I think that — I think you probably have that captured already, unless you like for me to go through that.

David Buck: Well, if you could review that. I meant anything in the second that we should be aware of that will drive the second half.

Adam Derbyshire: Yes. So on the second quarter, we had a price increase on Apriso of 8%. We had price increase of Moviprep of 8%. With Glumetza, 15%. I’m just giving you the bigger products. And then with the Relistor, all the different SKUs with Relistor, 10%.

Uceris actually was 8%, but that was back in January. Xifaxan 200-milligram, 10%. 7% on the 550, both the HUD and the bottle format and then 10% on Zegerid. And then, in terms, I guess,

the Cosmo deal, we do expect it to be slightly accretive in 2016 and then increasingly accretive thereafter. We are expecting it to be, you know, single digit at this point in time, single-digit dilutive to 2015.

David Buck: Okay, thank you.

Operator: We go next to Annabel Samimy with Stifel. Please go ahead.

Annabel Samimy: Hi, thanks for taking my question. I promise this is going to be the last inventory question. Can you just define what normalizing means? Is that a new level that you’re targeting now, not 10 to 12 weeks, but something else? Can you just help us understand that?

Adam Derbyshire: Yes. I mean, I think from an overall portfolio standpoint, I would say that’s in the 8-week or minus a little bit range for the entire channel.

Annabel Samimy: Okay, great. And let me just move on then to Relistor. It looks like Relistor could happen actually quite quickly. I think you’ve mentioned you need to respond to FDA. What exactly do you need to provide to them and they need to turn that around in 2 months? And then, from that point, if you get the approval, is that pure leverage of your sales force? Or do you need to add anymore sales reps to any particular force?

Carolyn Logan: We’ll let Bill talk about communication with the FDA and timing. But no, we do not plan to add any sales representatives for this chronic non-cancer pain approval with subcu. When we get the oral approved, that may require some addition. It will depend on where we are at that particular time and when that happens, but there will be no additional reps added for this indication that we’re expecting in the next couple of months. So Bill, would you…

Bill Forbes: Annabel, as you’ve heard from Carolyn earlier, obviously, what we’re looking to try to do is finish up the label. And as you know from our discussions in the past on earnings call, that label is, in many respects, already finished. But of course, the GI Division has to open up the file again and have another look at it. I understand they’re meeting in the not-too-distant future and so we anticipate to hear something from them on the label.

But also, there is a commitment that needs to be reached and an agreement to do a post-marketing study as it relates to — and really it’s an observational study is what we proposed. So we propose everything in our complete response, which is what we were told to do from the Office of Drug Evaluation III at the conclusion of our appeal. And so we’ve already given everything over to the GI Division that we believe we owe them.

And I think that 2 months is really to try to shore up those two areas. The other thing around the oral. Of course, we like to get some clarity around what needs to be done with oral. The post-marketing commitment for the observational study, we’ve intentionally built that in such a way that the oral can be plugged into that study as well.

So we’re hoping that we’re looking far enough ahead that we can move on to discussions about what needs to be done with the oral on the submission. Whether not that can occur concurrently with the subcu negotiation, or if it has to be more stepwise and that the subcu has to be completed before we can start to address the oral is yet to be seen. But obviously, we would hope that we would get some clarity on the oral over the next one to one and a half months.

Annabel Samimy: Do you have any sense as to whether you might have to conduct a dedicated safety study for the oral?

Bill Forbes: Because it’s an observational study that we proposed, and of course, this has to be acceptable to the GI Division. So I mean, just to be clear, what we proposed may not be acceptable on the surface. But as we get through those details of what is acceptable to the GI Division on post-marketing commitment, as I said before, I think the hope is that whatever study is ongoing once the oral gets approved, then we would just plug the oral into that same observational study.

Annabel Samimy: Okay great. Thank you.

Operator: We go next to Gary Nachman with Goldman Sachs.

Gary Nachman: Hi, good afternoon. Carolyn, you said it takes 6 to 9 months to see the full effect in the sales force, but they’ve been in the field for a few months. So maybe anecdotally, talk about where you’ve been seeing a good impact so far with them, particularly with the primary care efforts for Xifaxan in HE. And then, for Ruconest, what sort of effort will you have behind that? And did you actually try to partner it out at some point? And it just didn’t make sense.

Carolyn Logan: On Ruconest, we are going to proceed with that on our own. So we’re going to — we plan to add a few people to our HIV therapeutic specialist segment, which should also benefit that area, because we believe they can easily cover the indication, the current indication we have with Ruconest as well as Fulyzaq. So that’s what we plan to do there.

We currently have 8 people there, and the plan is to take it up to, I think, 23 or 24. And then, as far as what we’re seeing in — from the primary care sales force, we have seen a really nice bump-up in prescribers, in new writers.

And of course, every time we see a bump up of new writers, we see an increase in prescriptions as well. So for example, with Xifaxan 550, new Rxs, they’re up 14% for now over the previous 3 months. And we have data through June. So — and then, the number of writers has increased about that same percentage point. So we just have seen good growth there.

From the primary care sales force, we are probably seeing the biggest impact from them in Xifaxan and in Relistor. So we’ve been really encouraged by that. What we thought would happen has happened. If there has been any, I guess, surprise in that sales force, it’s that we’ve had a little bit higher turnover than we would have initially thought, primarily driven by Santarus and inVentiv representatives.

We’ve seen a disproportionate turnover in those two groups, which means we’ve had to rehire and retrain for some of those positions. But other than that, everything we’ve seen out of that group has been very, very positive.

Gary Nachman: Okay. And then, on Xifaxan in HE, what is the average duration now for patients that are on treatment? And I guess, for some of the more mild patients coming on, you would expect it to bring that average down. Is that fair?

Carolyn Logan: Well, the average is about 127 days of therapy, unless they are in the HE living program. For patients in the HE living program, it’s quite a bit more. I think it’s approaching maybe 180 days now, somewhere in that ballpark. But actually, we would expect days of therapy to increase. That’s — we have a lot of effort behind that.

And our key accounts group, the group that focuses on hospitals, where unfortunately most of these people end up being admitted at some point. So we have a big initiative to try and get standing orders to try to prevent patients from being discharged with no therapy because we have learned that, a lot of times, patients get admitted and they get on Xifaxan in the hospital, get under control, the patient’s feeling well.

And when they’re discharged, they discharge on no therapy. So we are certainly trying to raise awareness around that and to get those patients leaving with a script with an appropriate number of refills.

Adam Derbyshire: And at our Investor Day, Gary, I think, you recall from our HE build, we were expecting that average days of therapy to increase around the 145 to 150 days, in that ballpark.

Carolyn Logan: Yes. Across all patients.

Adam Derbyshire: Right.

Carolyn Logan: Yes.

Gary Nachman: Okay, that’s helpful. Thank you.

Operator: We go next to Mario Corso with Mizuho USA. Please go ahead.

Mario Corso: Good evening. Thanks for taking my questions. I hate to keep harping on the inventory situation, but, you know, so — just trying to make sure if I understand this correctly. So on the third quarter, we should be expecting to see Xifaxan reported below demand.

And for the Santarus products, is it still coming in above demand? And I’m wondering — so is your assumption that the price increases that were taken in the quarter, there was some buying ahead of those in the absence of agreements?

And then, again — so is this a portfolio issue like you thought it was last quarter, whereas they’re buying more the Santarus products? They’re destocking Xifaxan? Or is this specifically purposeful destocking of Xifaxan? And on the 8 weeks for Xifaxan, is that kind of a guess? Or is that something that’s been communicated to you? Again, thanks very much.

Bill Forbes: Sure. No, I just think it’s a, you know, again, with the Santarus products, we would expect them not to remain at this level. So we put a lot of effort behind getting, as Carolyn said earlier, in distribution, especially at the pharmacy level. So I would expect them to come down to maybe even be slightly in line with demand or slightly below.

And when I say the Santarus products, I’m really just referring to Glumetza and Uceris. And then, we would expect the legacy Salix products to come further in line with demand, whether it actually gets there in third quarter, we’re not sure. So we built that into our guidance for the quarter, but we would expect that to come in line in fourth quarter.

Operator: Thank you. We’ll take our next question from David Amsellem with Piper Jaffray.

David Amsellem: Thanks. So I wanted to talk about BD or ask about BD real quick. So can you just remind us where your debt levels, your debt ratios, will be following the closing of the Cosmo deal? I realize that you’re not taking on additional debt, but it’d be helpful to remind us. And then, given your debt levels from the Santarus deal can you talk about the scale of additional deals that you can do after Cosmo closes? Thanks.

Adam Derbyshire: Sure, David. So we started the year at EBITDA to total debt multiple of roughly 5.7. At the end of second quarter, we’re down to 4.9, and we continue to see that dropping. So based on — at the end of the year, based on an EBITDA of $650 million, then that will bring us in at roughly 4.5 times for the end of the year. So — I’m sorry, actually, it will closer to 4 times.

So what we’re looking at on the BD front, however, we’re not looking at anything — and the Cosmo transaction won’t change that. So — but on the BD front, what we’re looking at a more one-off type opportunities similar to what we did with the capsule bowel prep. Nothing of size of Santarus or Cosmo. So, you know, we have the capability of doing these types of transactions or doing multiple transactions along those lines.

David Amsellem: And then if I may ask, just a follow-up, since you have a GP sales force, are you going to explore asset acquisition opportunities targeting this audience, but not necessarily with any sort of gastro focus?

Carolyn Logan: No, David. Our strategy really is to have products that are written by gastroenterologists or hepatologists and then have a tail into primary care. So IBS is a perfect example of that. About half the prescriptions are written in primary care and about half by gastroenterologists. We’re looking at other things as well that have a similar profile as that.

And then, of course, with our current HE indication, quite a bit of cirrhotic patients are treated by primary care. So that was our interest in getting into that market.

With Santarus came Glumetza and some other products that aren’t gastroenterology products per se, but that was attractive to us because it paid for the sales force in primary care that allowed us to do things that we wanted to do without having to build the sales force and wait for it to pay for itself. So kind of a long-winded way of saying, No, we are not, at this time, looking for just traditional primary care products.

David Amsellem: Okay, thank you.

Operator: We’ll go next to Gregg Gilbert with Deutsche Bank. Please go ahead.

Gregg Gilbert: Thank you, guys. I’m sorry if I missed this. I don’t think I heard your estimate for where you think inventory levels actually are at the end of the second quarter for Xifaxan and Apriso. And perhaps, a naïve question, but how do you actually know with specificity without IMAs? My other question is about gross margin guidance. Is the lower guidance tied to higher Glumetza sales?

Adam Derbyshire: Correct. So that’s why there’s some pressure on margins based on our, you know, 80% guidance in - early in the year so now we’re guiding it 78%. So, you know, we do expect, I mean, we have visibility in inventories because we know what we shipped, we know what pulls through, we know what returns are, so we have an idea, you know, a visibility into inventory levels.

So again, we would be hopeful, because we are not under IMAs, that when things do normalize that we can normalize around that 8-week or a little less level, and that would be true for both Xifaxan and for Apriso.

Gregg Gilbert: But just so everyone understands on the phone here, the history here and context, you chose not to do IMAs because of the cost of them not being worth the visibility they provide. Is that fair?

Adam Derbyshire: Correct.

Gregg Gilbert: Okay. Thanks.

Operator: We go next to Irina Koffler with Cantor Fitzgerald. Please go ahead. And once again, Irina Koffler, if you did hear the…

(Crosstalk)

Irina Koffler: Oh sorry, yes, I heard it. Thanks for taking the question. And I just wanted to get the Xifaxan demand number and also wanted to follow up on SG&A thinking for next year. You mentioned that you’d hire additional reps for oral Relistor, but you also mentioned separately that you would contemplate adding 100 to 150 more reps for IBS-D. Just wondering if those are kind of the same reps or just more in general?

And then, also, the companies in IBS now, Sucampo and Ironwood are all doing DTC advertising. Have you contemplated that for your IBS-D program?

Carolyn Logan: Irina, I’ll start. It was a lot of questions. For the DTC with — for Xifaxan, for IBS-D, yes, we certainly have contemplated direct-to-patient or direct-to-consumer. We just would not want to come right out of the blocks with it. Our plan there is to make sure our physicians are aware of the product before trying to drive patients, you know, before trying to drive patients into a physician that may not know about the product or be fully up to speed on it.

So we wouldn’t come right out of the blocks with direct-to-patient or direct-to-consumer. We would see that maybe 18 months or maybe even 2 years after launch, so not right away.

And on the oral Relistor and addition of reps. If we get IBS in first quarter of 2015 like we anticipate, we will add 100 to 150 representatives, so it would depend on the timing of oral Relistor because after we add those 100 or 150 representatives, we probably will add another tranche, but we would let that first tranche — we would make sure they’re trained, in place, productive and see then what our needs are.

And so if oral Relistor comes after that, then that might — the timing might work perfectly with the second tranche. If oral Relistor comes right away, which is our hope, we would probably just fold it into that 150 or so — 100 to 150 that we would add for IBS. They would be the same. And we would see how that goes and see if we’re getting the appropriate face time, presentation time and then adjust accordingly thereafter.

Adam Derbyshire: And Irina, the quarterly run rate for Xifaxan is in the $175 million to $180 million. And then, I think, you had a question on SG&A expenses.

Irina Koffler: No, I was just thinking about the extra reps in the DTC, so you’ve answered it. Thank you.

Adam Derbyshire: Okay, okay. Okay great. Thanks.

Operator: We go next to Corey Davis with Canaccord. Please go ahead.

Corey Davis: Thanks very much. Annabel promised that her question was going to be the last one on inventory and we had a couple more. So I won’t ask about that. But — you honed in on your commercial readiness for Xifaxan launch. It sounds like you’re not going to do DTC out of the gates. It sounds like you’re going to hire more reps and make sure the docs are aware of it.

So just set expectations for us appropriately with how much of a ramp you would expect to see initially within the first 6 months, 12 months, 18 months, especially given that it’s probably being used already off-label in your power alley of GI docs that you call on already?

Carolyn Logan: Hi, Corey, it’s Carolyn. People seem to think that there is more off-label use in IBS than our data tells us and in what we believe. So we realize there is some off-label use. We think that almost none of that is in primary care, and we think that in — or most of the grass root gastroenterologists are not prescribing it at any extent, if at all, in IBS. So people that participated in the study, possibly, thought leaders in this area, possibly.

But based on everything we see, we just think the vast majority of our growth is in hepatic encephalopathy. And of course, that is the only thing we can promote, we can talk about. I mean, you know the story on that. So we don’t believe that there is a tremendous amount of off-label use in IBS.

As far as when we launch it, we won’t hire the representatives until we get the indication. We’re not going to hire representatives in front of that approval. So we’ll probably have everything geared up and ready to go at approval, but we won’t hire people and bring them on board in advance of approval.

As far as what type of uptake to expect in the first 6 months or 12 months, we’ll give 2015 guidance on our year end call, which I believe is February. So we will provide that at that time.

Corey Davis: That’s fine. So then if I could just sneak in — do you have an idea already of what the uptake will be and just not ready to share it? Or are you still doing research on what you think the uptake will be?

Carolyn Logan: Marketing is still working on market research and fine-tuning numbers. We’re still finalizing mapping and determining how many— exactly the number of people we’ll put and where we’ll put them so all of that has not been finalized yet.

Corey Davis: Okay fair enough. Thanks very much, Carolyn.

Operator: And we’ll take our final question from Shibani Malhotra with Sterne Agee. Please go ahead.

Shibani Malhotra: Hi. Hi, thanks for taking the questions. I’ve got one for Adam and then some follow-ups for Carolyn. Adam, just conceptually, I know you’ve been asked a lot of inventory questions, but can you explain to us, conceptually, why wholesalers would be reducing inventory of your products because the Santarus, you know, because the increasing inventory of Santarus products. Just — I’m just struggling to understand that. And then, I have my Carolyn follow-up.

Adam Derbyshire: I think it’s a function of where the Santarus products were when we acquired the company. And again, as we talked about this in the first quarter, how their products were razor-thin and they didn’t have the distribution we wanted to have at the retail level. So we wanted to get that in order. So that’s the only explanation I have for that.

Shibani Malhotra: I guess, what has that got to do with the Salix legacy products? That’s my key question.

Adam Derbyshire: Yes. I mean, I think, what we talked about on the first quarter call, we really don’t know is the answer. But I think our customers are very comfortable with the Salix legacy products. And so I think they feel comfortable bringing those inventory levels down, and they’ve told us they want to bring those inventory levels down. And I think, you know, that’s why we say we think in the fourth quarter that things will normalize.

Shibani Malhotra: Okay. And then, for Carolyn, regarding the Cosmo transaction, I know this is subject to shareholder vote, I mean, but how do you see this playing out in terms of a vote? And do you see this transaction going ahead if there is any more uncertainty around whether you can use the benefits of intercompany debt for tax purposes?

And then, just as a follow-on from that, how can — how should we think about a scenario where Salix is approached in a friendly manner as an alternative to closing the transaction with Cosmo? Is it okay to assume that Salix would review and evaluate any proposals and do what’s best to shareholders?

Carolyn Logan: Shibani, we would always try to do what is in the best interest of our shareholders. As a publicly traded company, I mean, we — not only is it the right thing to do, we’re obliged to do that. So in your scenario, if someone approached us, then of course, we would be open. We would listen.

And then, our Board of Directors would have to decide if they thought what was being talked about was reasonable or in the best interest of all shareholders. So I don’t know what else to say about that. That’s just factual.

As far as the Cosmo transaction, we obviously — like everybody else, we’re watching all the politicians and listening to what they’re saying, and we’re trying to stay as close to this as we can. We obviously have a lot of advisors that have helped us with this. So they also are watching it and listening very closely.

And we’re hopeful that as long as we get this closed on the timeframe in which we’re hoping, that we will be okay. There are a lot of positive aspects to this deal. So we’ll just have — we’ll have to monitor it as we get closer to our closing and see how things are going in Washington.

Shibani Malhotra: Okay. Just to clarify, would — if someone else was approaching you, would it have to be hostile? Or the way the kind of agreements written with Cosmo, can you still engage in friendly discussions with someone else as long as they approach you?

Carolyn Logan: There is nothing in our agreement with Cosmo that would keep anyone from approaching us or talking with us, at least nothing that I’m aware of.

Shibani Malhotra: Okay. Okay, great. And sorry, last question. And I know you think I’m obsessed with selling you. I’m not, I’m just trying to clarify, but with the Cosmo deal. As you get closer to the deal, I guess, if there is risk, do you still see yourself going ahead with the transaction, if the risk is what as we see it today?

Carolyn Logan: Well, I’m not sure what you mean by as we see it today because it seems like every day I read something different. So it will just be facts and circumstances, and we’ll have a lot of help making this decision. We have, I think, the best team of advisers anybody could put together. So we have a lot of confidence in our advisers. We’ll be listening closely to them.

Cosmo is a great company. Of course, we’ll be talking with them as some of these things come to pass sooner than expected. It’s — I’m sorry, but I just — I can’t give you a concrete answer because it’s an amorphous thing we’re dealing with.

Shibani Malhotra: Absolutely.

Carolyn Logan: It’s kind of all over the place.

Shibani Malhotra: No, I get it. I get it. Thank you very much, you answered the question. Thank you.

Carolyn Logan: Okay. Thanks, Shibani.

Operator: And this does conclude today’s question-and-answer session. At this time, I’d like to turn the call back over to Ms. Carolyn Logan for any additional or closing remarks.

Carolyn Logan: Yes. I just want to thank everybody for joining us today, and we look forward to speaking with you on our next call. Thank you.

Operator: Ladies and gentlemen, this does conclude today’s conference. We thank you for your participation.

END

Cautionary Statement Regarding Forward-Looking Statements

As previously announced on July 8, 2014, Salix, Cosmo Pharmaceuticals S.p.A. and Irish domiciled Cosmo Technologies Limited entered into an Agreement and Plan of Merger and Reorganization, pursuant to which a subsidiary of Cosmo Technologies Limited will merge with and into Salix, with Salix as the surviving entity, and Salix will become an indirect, wholly-owned subsidiary of Cosmo Technologies Limited, which will change its name to Salix Pharmaceuticals, plc.

Please Note: The statements provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained. Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described herein include, among others: uncertainties as to the ability to successfully complete the proposed transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Agreements, and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix’s marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; changes in tax laws or interpretations thereof; general economic and business conditions and other factors. For additional information about the factors that could cause actual results to differ materially from forward-looking statements, please see Salix’s latest Form 10-Q and Form 10-K filed with the SEC. Readers are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof. Salix does not undertake to update any of these statements in light of new information or future events, except as required by law. The reader is referred to the documents that Salix files from time to time with the SEC.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction and required stockholder approval, Cosmo Pharmaceuticals S.p.A., Cosmo Technologies Limited and Salix will file relevant materials with the SEC, including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the stockholders of Salix after the registration statement is declared effective. The registration statement has not yet become effective.

SALIX STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Salix stockholders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by Salix at the SEC’s web site at www.sec.gov. Copies of Salix’s filings with the SEC may be obtained free of charge at the “Investors” section of Salix’s website at www.salix.com or by contacting the Investor Relations Department of Salix at (919) 862-1000.

Participants in the Solicitation

Salix and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in Salix’s Proxy Statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 28, 2014 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from Salix on its website or by contacting the Investor Relations Department at the telephone number above.